CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$30.70

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $421,129.63 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $30.70 offset against the registration fee due for this offering and of which $421,098.93 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 796 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 104-I dated October 31, 2007	Registration Statement No. 333-130051 Dated November 2, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,000,000 Bearish Return Enhanced Notes Linked Inversely to American Depositary Shares, Each Representing One Class A Ordinary Share of Baidu.com, Inc. due January 4, 2008

General

  The notes are designed for investors who seek a positive return of 4 times any depreciation of the closing price of the American Depositary Shares, or ADSs, each representing one Class A ordinary share, or the Underlying Stock, of Baidu.com, Inc. up to a maximum total return on the notes of 22.90% at maturity. Investors should be willing to forgo interest and dividend payments and, if the closing price of the Reference Stock increases, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 4, 2008†.
  Payment is linked to the American Depositary Shares, each representing one Class A ordinary share of Baidu.com, Inc. as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on November 2, 2007 and are expected to settle on or about November 7, 2007. The pricing date, for purposes of these notes, is the day we determined the Downside Leverage Factor and the Maximum Total Return and, accordingly, reflects the day that the terms of the notes became final.

Key Terms

Reference Stock:

ADSs, each representing one Class A ordinary share, par value $.00005 per share, of Baidu.com, Inc. (NASDAQ Stock Market symbol “BIDU”). The ADSs are evidenced by American Depositary Receipts. We refer to Baidu.com, Inc. as “Baidu.”

Downside Leverage Factor:	4
Payment at Maturity:

If the Final Share Price is less than the Strike Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Change multiplied by 4, subject to the Maximum Total Return on the notes of 22.90%. For example, if the Share Change is more than 5.725%, you will receive the Maximum Total Return on the notes of 22.90%, which entitles you to a maximum payment at maturity of $1,229 for every $1,000 principal amount note that you hold. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Share Change x 4)]

Your investment will be fully exposed, on an inverse basis, to any appreciation in the Reference Stock. If the Final Share Price is greater than the Strike Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases from the Strike Price. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Share Change)

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

You will lose some or all of your investment at maturity if the Final Share Price increases from the Strike Price.

Share Change:	Strike Price – Final Share Price Strike Price
Strike Price:	$365.50, which is the closing price of one share of the Reference Stock on The NASDAQ Stock Market on October 29, 2007, divided by the Share Adjustment Factor.
Share Adjustment Factor:

Set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 104-I for further information.

Final Share Price:	The closing price of the Reference Stock on The NASDAQ Stock Market on the Observation Date.
Observation Date:	December 31, 2007†
Maturity Date:	January 4, 2008†, which represents a maturity of approximately two months.
CUSIP:	48123MEG3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 104-I.

Investing in Bearish Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 104-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$12.50	$987.50

Total	$1,000,000	$12,500	$987,500

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 104-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 2, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 104-I dated October 31, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 31, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 104-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 104-I dated October 31, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004689/e29033_424b2.pdf
  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Share Change by the Downside Leverage Factor of 4, up to the Maximum Total Return on the notes of 22.90%, or $1,229 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  REFERENCE STOCKS — Information regarding Baidu and the Reference Stock is set forth below. The Reference Stock may be modified in the case of certain corporate events. See “General Terms of the Notes — Anti-Dilution Adjustments — Reorganization Event” in the accompanying product supplement no. 104-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 104-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in or shorting the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 104-I dated October 31, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked inversely to the performance of the Reference Stock and will depend on whether, and the extent to which, the Share Change is positive or negative. Your investment will be fully exposed, on an inverse basis, to any appreciation in the Final Share Price as compared to the Strike Price.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is less than the Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 22.90%, regardless of the depreciation of the closing price of the Reference Stock, which may be significant.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in Baidu, such as voting rights or dividend payments. In addition, Baidu will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH BAIDU — We are not affiliated with Baidu. We assume no responsibility for the adequacy of the information about Baidu contained in this pricing supplement or in product supplement no. 104-I. You should make your own investigation into the Reference Stock and Baidu. We are not responsible for Baidu’s public disclosure of information, whether contained in SEC filings or otherwise.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the American Depositary Shares, Each Representing One Class A Ordinary Share of Baidu.com, Inc.	PS-1
  THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs REPRESENTING CLASS A ORDINARY SHARES OF BAIDU AND THE RIGHTS OF HOLDERS OF THE CLASS A ORDINARY SHARES OF BAIDU — Because the notes are linked to the performance of an ADS representing one Class A ordinary share of Baidu, you should be aware that your note is linked to the price of the ADSs and not the Class A ordinary shares of Baidu, which we refer to as the Underlying Stock, and there exist important differences between the rights of holders of ADSs and the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents one share of the Underlying Stock. The ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, Baidu, and holders of the ADSs, which may be different from the rights of holders of the Underlying Stock. For example, Baidu may make distributions in respect of the Underlying Stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying Stock may be significant and may materially and adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Baidu, including extending loans to, or making equity investments in, Baidu or providing advisory services to Baidu. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Baidu, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Baidu as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the dividend rate paid on the Reference Stock;
    the expected volatility in the closing price of the Reference Stock;
    a variety of economic, financial, political, regulatory or judicial events;
    the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Share Adjustment Factor, including a merger or acquisition;
    interest and yield rates in the market generally;
    the time to maturity of the notes; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the American Depositary Shares, Each Representing One Class A Ordinary Share of Baidu.com, Inc.	PS-2

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Baidu is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Baidu is organized under the laws of the Cayman Islands, with substantially all of its business operations conducted in China. Baidu primarily provides Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images and multimedia files, through links provided on its websites. The ADSs, each representing one Class A ordinary share, par value $.00005 per share, of Baidu are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Baidu in the accompanying product supplement no. 104-I. Information provided to or filed with the SEC by Baidu pursuant to the Exchange Act can be located by reference to SEC file number 000-51469, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from August 5, 2005 through November 2, 2007. The Reference Stock commenced trading on The NASDAQ Stock Market on August 5, 2005. The closing price of the Reference Stock on November 2, 2007 was $409.00. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Baidu will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the American Depositary Shares, Each Representing One Class A Ordinary Share of Baidu.com, Inc.	PS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Strike Price of $365.50, the Downside Leverage Factor of 4 and the Maximum Total Return on the notes of 22.90%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Share Change	Total Return

$767.550	-110.000%	-100.00%
$731.000	-100.000%	-100.00%
$694.450	-90.000%	-90.00%
$657.900	-80.000%	-80.00%
$621.350	-70.000%	-70.00%
$584.800	-60.000%	-60.00%
$548.250	-50.000%	-50.00%
$511.700	-40.000%	-40.00%
$475.150	-30.000%	-30.00%
$438.600	-20.000%	-20.00%
$402.050	-10.000%	-10.00%
$365.500	0.000%	0.00%
$361.845	1.000%	4.00%
$358.190	2.000%	8.00%
$347.225	5.000%	20.00%
$344.575	5.725%	22.90%
$328.950	10.000%	22.90%
$292.400	20.000%	22.90%
$255.8500	30.000%	22.90%
$219.300	40.000%	22.90%
$182.750	50.000%	22.90%
$146.200	60.000%	22.90%
$109.650	70.000%	22.90%
$73.100	80.000%	22.90%
$36.550	90.000%	22.90%
$0	100.000%	22.90%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock declines from the Strike Price of $365.50 to a Final Share Price of $347.225. Because the Final Share Price of $347.225 is less than the Strike Price of $365.50 and the Share Change of 5% multiplied by 4 does not exceed the Maximum Total Return of 22.90%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 4)] = $1,200

Example 2: The closing price of the Reference Stock declines from the Strike Price of $365.50 to a Final Share Price of $292.40. Because the Final Share Price of $292.40 is less than the Strike Price of $365.50 and the Share Change of 20% multiplied by 4 exceeds the Maximum Total Return of 22.90%, the investor receives a payment at maturity of $1,229 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of the Reference Stock increases from the Strike Price of $365.50 to a Final Share Price of $438.60. Because the Final Share Price of $438.60 is greater than the Strike Price of $365.50, the Share Change is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%)= $800

Example 4: The closing price of the Reference Stock increases from the Strike Price of $365.50 to a Final Share Price of $767.55. Because the Final Share Price of $767.55 is greater than the Strike Price of $365.50, resulting in a Share Change of -110%, and because the final payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the American Depositary Shares, Each Representing One Class A Ordinary Share of Baidu.com, Inc.	PS-4